

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 2, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re: Cardlytics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   You state that you are a trusted partner to 1,659 financial institutions ("FI") as of December 31, 2016. Please clarify what you mean by "trusted partner." Also disclose here that you have direct contractual relationships with only 16 of those FIs and briefly describe the indirect relationships through Digital Insight and Fidelity Information Services with the remaining 1,643. Also, please quantify the impact on your FI Share from your three largest partners (i.e., Bank of America, Lloyds and Digital Insight).

2.   Please revise your definition of ROAS to clarify that this calculation includes purchases made by consumers who were presented with a Cardlytics Direct marketing incentive regardless of whether they participated in the campaign.

3.   We note your belief that your Cardlytics Direct service drove higher customer retention and monthly card spend for your FI partners in 2016. In this regard, you state that aggregated data from three of your 10 largest FI partners show that "monthly customer attrition decreased by 17% on average for credit and debit card users and monthly card spend increased by 9% on average, in each case over the six-month period following a customer's first redemption in 2016." Please explain how you calculated such amounts and provide the baseline that was used to measure these results. Further, as lower attrition and higher spend could be the result of factors that are independent of your service, tell us how you concluded that this data establishes a strong correlation between redemption of cash back incentives and customer loyalty and engagement for your FI partners.

Market Opportunity, page 5

4.   Please specifically disclose the factual basis for, and the context of, your assertion that "Cardlytics Direct is the leading native bank advertising solution addressing the markets in the United States and United Kingdom."

Summary of Consolidated Financial and Other Data

Condensed Consolidated Statement of Operations, page 13

5.   Revise footnote (3) on pages 14 and 62 to clarify the pro forma basic and diluted net loss per share presents pro forma (emphasis added) net loss divided by the pro forma weighted-average shares of common stock outstanding and refer to the calculation of such amounts in Note 14.

Risk Factors

Changes in financial accounting standards or practices . . . ," page 34

6.   You indicate that you are irrevocably choosing to "opt out" of the provision of the Jumpstart Our Business Startups Act of 2012 that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This contradicts your disclosures on pages 9, 47 and 86 where you state you have elected to take advantage of such extended transition time. Please revise this risk factor to explain that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Industry and Market Data, page 52

7.   If you commissioned any reports for use in connection with the registration statement, please file a consent as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act. In this regard, we note your disclosures on pages 5 and 91 that you commissioned the market study published by Frost & Sullivan. Furthermore, your statement on pages 2 and 88 that "[c]ustomers are at least nine times more likely to engage with [y]our marketers' advertisements as compared to worldwide display digital advertisement click rates" suggests that you may have commissioned the cited report published by eMarketer.

Use of Proceeds, page 53

8.   We note that you expect to use the net proceeds from this offering "for working capital and other general corporate expenses." To the extent known, please provide more detail regarding the general corporate purposes for which the net proceeds in this offering are intended to be used. This section does not require disclosure of definitive plans, and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Capitalization, page 55

9.   Please revise your Capitalization table and related disclosures to address the following:

- The second bullet on page 55 is labeled, "on a pro forma basis as adjusted" but appears to be describing the pro forma column in the table;
- The second bullet describes the reclassification to stockholders' (deficit) equity of your redeemable convertible preferred stock warrant liability; however that liability is still reflected in the pro forma column. Similar revisions should be made to the pro forma disclosures on page 14 and in the historical consolidated balance sheet; and
- The items noted as "(3)", "(4)" and "(5)" in the third bullet (and in the disclosures on page 14) describe adjustments made in the pro forma as adjusted column, which are actually reflected in the pro forma column.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 63

10.   You state that a key factor affecting your performance is your ability to increase spend from existing marketers and acquire new marketers. Tell us your consideration to disclose the number of marketers from which you generated revenue in each of the periods presented. This information would appear to provide investors with a better understanding as to the size of your revenue base as well as offer context to the increase

in revenue attributable to new marketers, which you note on page 72. We refer you to Section III of SEC Release No. 33-8350.

Key Factors Affecting Our Performance, page 65

11.   You state that you seek to optimize the level of consumer incentives to retain a greater portion of billings. Please tell us how you evaluate your ability to optimize such incentives and whether you consider such measure to be a key factor affecting your performance. In this regard, we note that the amount of consumer incentives paid as a percentage of gross billings has decreased year-over-year. Tell us your consideration to include a discussion of the impact that consumer incentives has had on your results of operations. Refer to Section III.B.1 of SEC Release No. 33-8350.

Components of Results of Operations

Cost and Expense

FI Share and Other Third-Party Costs, page 69

12.   You state here that you will record a non-cash expense related to the 2,577,475 performance-based warrants in the quarter in which this offering is complete "if the vesting conditions" are deemed to be achieved; however, on page F-44 you state that these warrants will vest upon completion of the IPO. Please clarify this apparent inconsistency. Also, revise to include the expense that will be recorded upon effectiveness as a pro forma balance sheet adjustment to APIC, if material.

Results of Operations

Years Ended December 31, 2015 and 2016, page 72

13.   You state that the increase in Cardlytics Direct revenue was attributable to an increase in sales to "new and existing marketers as well as price increases." Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. Please revise or advise. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 76

14.   You state here that the investment in Cardlytics UK is not considered permanently reinvested, while on page F-33 you indicate that your intent is to reinvest the Cardlytics UK earnings indefinitely. Please revise this apparent inconsistency.

Business

Our FI Partners, page 97

15.   Please disclose the material terms of your agreement with your largest FI partner, Bank of America.

Management, page 102

16.   You disclose that Mr. Adams served as Executive Vice President and Chief Financial Officer of Aimia Inc. until 2013. In the first footnote to the table on page 122, however, you indicate that he served in those capacities in 2016. Please reconcile.

Principal Stockholders, page 129

17.   The footnotes to the beneficial ownership table do not appear to account for the shares of redeemable convertible preferred stock currently held by your executive officers and beneficial owners of more than five percent of your voting securities, other than Canaan VIII L.P. In this regard, we note your disclosure on page 123 that "entities affiliated with Discovery Capital, entities affiliated with Polaris Venture Partners, Canaan VIII L.P., entities affiliated with Aimia Inc., Scott D. Grimes and Lynne M. Laube" exchanged shares of existing redeemable convertible preferred stock into new redeemable convertible preferred stock in May 2016 in connection with your unsecured convertible promissory note financing. Please revise. Refer to Item 403 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 8. Redeemable Convertible Preferred Stock, page F-33

18.   Please revise to briefly discuss under what terms the redeemable convertible preferred shares will automatically convert into shares of common stock, consistent with your disclosures on page F-1.

Note 9. Fair Value Measurements

Preferred Stock Warrants, page F-40

19.   Please disclose the number of convertible preferred stock warrants outstanding as of the end of each period presented, for each Series of preferred stock, along with the terms of such warrants.

Note 10. Common Stock Warrants, page F-41

20.   Please clarify that the table of outstanding warrants excludes 925,740 and 2,577,465 of performance-based warrants outstanding at December 31, 2015 and 2016, respectively.

21.   Please disclose the vesting terms and exercise price for the warrants to purchase 50,000 shares of your Series A Stock and 100,000 shares of your Series B Stock that were converted into common stock warrants.

Note 14. Earnings per Share, page F-48

22.   Please tell us how you determined the number of common shares to be issued upon conversion of the convertible promissory notes used in your calculation of the pro forma denominator.

Other

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

24.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Kathleen Collins (for KW)

                                        Katherine Wray
                                        Attorney-Adviser
                                        Office of Information
                                        Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
        Cooley LLP